SECURITIES AND EXCHANGE COMMISSION

02050766

WASHINGTON, D.C. 20549

FORM 6-K

Report of a Foreign Issuer pursuant to Rules 13a-16 and 15d-16 under the Securities Exchange Act of 1934.

Exact name of registrant as specified in its charter :

Scottish Power plc

Jurisdiction of organisation :

The United Kingdom

Address of principal executive offices :

Corporate Office, 1 Atlantic Quay, Glasgow, G2 8SP

Telephone : international 011 44 141 248 8200

Facsimile : international 011 44 141 566 4680

Commission File Number :

1-14676

Date : 31 July 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Scottish Power plc

Alan McCulloch

By : ALAN McCULLOCH
Assistant Secretary

Date of signing : 31 July 2002

15:51 03 Jul REG-Scottish Power PLC <SPW.L> Holding(s) in Company

RNS Number:1544Y
Scottish Power PLC
3 July 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Scottish Power plc

2) Name of shareholder having a major interest

Legal & General Investment Management

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Legal & General Investment Management

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd	a/c 775229
HSBC Global Custody Nominee (UK) Ltd	a/c 886603
HSBC Global Custody Nominee (UK) Ltd	a/c 775245
HSBC Global Custody Nominee (UK) Ltd	a/c 361602
HSBC Global Custody Nominee (UK) Ltd	a/c 754612
HSBC Global Custody Nominee (UK) Ltd	a/c 766793
HSBC Global Custody Nominee (UK) Ltd	a/c 252605
HSBC Global Custody Nominee (UK) Ltd	a/c 360509
HSBC Global Custody Nominee (UK) Ltd	a/c 357206
HSBC Global Custody Nominee (UK) Ltd	a/c 866197
HSBC Global Custody Nominee (UK) Ltd	a/c 130007
HSBC Global Custody Nominee (UK) Ltd	a/c 904332
Total	

5) Number of shares/amount of stock acquired

750,000

6) Percentage of issued class

0.04%

7) Number of shares/amount of stock disposed

Not stated

8) Percentage of issued class

Not stated

9) Class of security

Ordinary 50p shares

10) Date of transaction

1 July 2002

11) Date company informed

2 July 2002

12) Total holding following this notification

55,674,082

13) Total percentage holding of issued class following this notification

3%

14) Any additional information

15) Name of contact and telephone number for queries

Alan McCulloch

Assistant Secretary

0141 566 4683

16) Name and signature of authorised company official responsible for making this notification

Date of notification 3 July 2002.

END

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Wednesday, 3 July 2002 15:51:46
ENDS [nRNSC1544Y]